Eugene Trowbridge, CCIM Partner ___________	July 27, 2018 Via EDGAR
Jillian Sidoti, CCIM Partner ___________ Nancee Tegeder Associate Attorney	Re:	SPRiZZi Bev-Co., Inc. Offering Statement on Form 1-A Filed July 2, 2018 Amendment No. 1 to Offering Statement on Form 1-A Filed July 9, 2018

Jonathan Nieh

Associate Attorney

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Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

Dear Mr. Reynolds,

Please see our response to your comments below and within the Offering Statement.

Preliminary Offering Circular Cover Page

1. We note the disclosure regarding the duration of the offering. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A. Similarly revise the plan of distribution section.

The following was added to the Offering Circular Cover Page and to the Plan of Distribution Section:

It is reasonably expected that these securities will be offered and sold within two years of the qualification date of the Offering Circular and in compliance with Rule 251(d)(3)(i)(F) of Regulation A.

Offering Summary, page 7

2. We note in the summary you disclose that the shares have voting rights. However, the legal opinion states that the shares being offered are non-voting. Please reconcile.

This has been amended and refiled.

Related Party Transactions, page 42

3. We note the related party liability on the balance sheet. Please disclose this related party transaction.

The following information was added under Related Party Transactions:

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As of April 15, 2018, we have a payable of $100,000 to our Parent Company for the advance of funds to pay for deferred syndication expenses. This is a non-interest bearing, demand loan that is not memorialized in writing.

Subscription Agreement

4. We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In this regard, please include disclosure about this provision in offering circular. Please also discuss the enforceability of this provision.

We have amended in the following places:

On page 7:

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

On page 25 under “Risk Factors” we added the following information:

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

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ADDITIONAL RISK FACTOR ARBITRATION:

The Subscription Agreement contains a Mandatory Arbitration Provision which may limit the rights of investors to some legal remedies and forums otherwise available. This Agreement contains a provision which requires that all claims arising from Subscriber's investment in the Company be resolved through arbitration. Subscriber acknowledges, understands, and agrees that: (a)Arbitration is final and binding on the parties; (b) The parties are waiving their right to seek remedies in court, including the right to jury trial; (c) Pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings.(d) The Arbitration Award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; (e) The panel of arbitrators may include a minority of persons engaged in the securities industry. Such arbitration provision limits the rights of an investor to some legal remedies and rights otherwise available.

Thank you for your attention. Please advise when the Company may request qualification.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

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